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                                                                Exhibit 99(a)(9)

TO:   ALL EGAIN EMPLOYEES

FROM: GUNJAN SINHA

DATE: THURSDAY, JUNE 21, 2001

RE:   EMPLOYEE STOCK OPTION EXCHANGE PROGRAM

eGainer's:

Over the last few weeks, you have received information related to the Employee Stock Option Exchange Program. As we discussed during the initial announcement of the program a few weeks back, the intent of the program is to help create true incentive for all employees. Over the last few weeks, each of you has received a package related to the program and many of you may have participated in the webinars which talked about the structure and nature of the program.

In order to better coincide with the focal point reviews (announced yesterday), and take into account the input of many of you, the company has decided to extend the cancellation date for the option exchange program from June 22 to August 6th. This will allow employees who receive additional option grants in connection with the focal reviews the opportunity to make a fully informed decision as to the economics of canceling any previous grants.

The delay in the cancellation date will mean that any individuals choosing to cancel grants will be reissued new options on or around February 8th. All other conditions and terms of the stock exchange program remain the same. So let me emphasize, you do not have to make a decision related to the canceling of previous grants by June 22nd.

Kim Russell will send out a follow-up communication regarding the extension. I urge you to hold off contacting the stock administration group about any questions until you receive the follow up communication. Many of your questions will be answered in that email.

Thanks,

Gunjan